United States securities and exchange commission logo





                          May 22, 2020

       Terry D. Peterson
       Executive Vice President and Chief Financial Officer
       R.R. Donnelley & Sons Company
       35 West Wacker Drive
       Chicago, Illinois 60601

                                                        Re: R.R. Donnelley &
Sons Company
                                                            Registration
Statement on Form S-4
                                                            Filed May 19, 2020
                                                            File No. 333-238490

       Dear Mr. Peterson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sherry
Haywood, Staff Attorney at (202) 551-3345 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing